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               SUBSEQUENT EVENTS

    (8) In April 1997, HL&P redeemed all outstanding shares of its $9.375 cumulative preferred stock in satisfaction of mandatory sinking fund requirements.

               In April 1997, a subsidiary of Houston Industries Energy, Inc. (HI Energy) borrowed

               $167.5 million under a five-year term loan facility. The proceeds of the loan, net of a $17.5 million debt reserve account established for the benefit of the lenders, were used to refinance a portion of the acquisition costs of Light-Servicos de Eletricidade S.A. (Light). The loan, which is non-recourse to the Company and HL&P, restricts payments of dividends if Light fails to meet certain financial covenants. The loan is secured by, among other things, a pledge of the shares of Light. HI Energy acquired an 11.35 percent interest in Light in May 1996 for $392 million.

               In February 1996, three Texas cities filed a lawsuit against HL&P and Houston Industries Finance, Inc., formerly a wholly-owned subsidiary of the Company, seeking recovery of unspecified damages relating to the alleged underpayment of municipal franchise fees. In April 1997, the plaintiffs amended their pleadings to assert damages alleged to exceed $250 million. The Company and HL&P believe that the lawsuit is without merit. The Company and HL&P cannot estimate a range of possible losses, if any, from this lawsuit, nor can any assurance be given as to its ultimate outcome. For additional information regarding this lawsuit, reference is made to Note 11(c) to the financial statements included in the Form 10-K, which Note is incorporated herein by reference.

               In May 1997, the Company sold in open market transactions 550,000 shares of Time Warner Inc. (Time Warner) common stock for approximately $25 million, representing an average sales price of $45.49 per share, net of fees and other commissions . For information regarding the Company's investment in Time Warner securities, see Notes 1(j) and 13 to the financial statements included in the Form 10-K.